UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011.

Commission File Number: 000-53684

CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcement: Total Voting Rights & Director/PDMR Shareholding

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement dated March 1, 2011 in relation to Total Voting Rights.
1.2	Regulatory announcement dated March 1, 2011 in relation to Director/PDMR Shareholding

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: March 1, 2011	By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

Total Voting Rights
RNS Number : 0799C
CSR plc
01 March 2011

CSR plc Voting Rights and Capital

1 March 2011

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of this notice is 177,132,987 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this notice is 177,132,987.

The above figure is after adjusting for 7,923,000 ordinary shares of 0.1p each currently held by CSR plc in treasury.

The above figure (177,132,987) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their  interest in, or a change to their interest in, CSR plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS The company news service from the London Stock Exchange END TVRBGGDXXSGBGBB

Exhibit 1.2

Total Voting Rights
RNS Number : 0839C
CSR plc
01 March 2011

CSR plc
(the Company)

Dealing by Person Discharging Managerial Responsibility
Announcement of the automatic vesting of options and
disposal of ordinary shares of the Company

The Company announces that on 24 February 2011, Mr Ahmet Alpdemir, Senior Vice President of the Handset Business Unit, acquired 18,525 ordinary shares in the Company following the automatic vesting of RSU's pursuant to the terms of grant. In accordance with the conditions attaching to the vesting, 7,808 ordinary shares were sold at a price of £3.79 per share in order to satisfy the tax liability arising on vesting. Following the disposal, Mr Alpdemir holds 10,717 ordinary shares in the Company.

This information is provided by RNS The company news service from the London Stock Exchange END RDSSSDFFFFFSEFD